HighSchoolResponder LLC
Balance Sheet
(Unaudited)

	December 31, 2020
ASSETS	
Cash	$ 186,727
Total current assets	186,727
Total assets	$ 186,727
LIABILITIES AND SHAREHOLDERS' DEFICIT	
Proceeds from loan D Groom	$ 112,500
Proceeds from loan E Baldry	100,000
Proceeds from loan G Gadsden	45,000
Proceeds from loan Prosser	90,000
Total current liabilities	347,500
Commitments and contingencies	-
Common units, no par value; 1,083,333 shares authorized, 1,000,000 issued and outstanding	-
Paid-in-capital	-
Accumulated deficit	(160,773)
Total members' deficit	(160,773)
Total liabilities and members' deficit	$ 186,727